SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 16, 2001

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Eiger Technology, Inc.


Date: August 16,2001                         Mr. Gerry A. Racicot
                                                   President

                                  [LOGO] Eiger
                                            technology inc.

                       Onlinetel adds 102,350 unique users

Toronto, ON - August 16 2001 - Eiger Technology, Inc ("Eiger") (TSE: AXA,
NASDAQ: ETIFF), one of Canada's leading high tech companies announced today that Onlinetel added a total of 44,500 new households, representing approximately 102,350 unique users in the quarter ending June 30th, 2001 an increase of 44.5%. The total user base now stands at 144,500 households or approximately 336,950 unique users. The new users are situated in the 905 area code surrounding the Greater Toronto Area and are being added in anticipation of the launch of Onlinetel's Voice over Internet Protocol, 10-10 dial around service in the fall of 2001. Jody Schnarr president of the Onlinetel Business Unit said, "We are extremely pleased with the amount of new users Onlinetel has attracted in the quarter and look forward to providing global calling to our customers through our new 10-10 service this fall".

Onlinetel's service area was further expanded in mid July to include Waterloo region, enabling free calling between Waterloo and the GTA. Onlinetel currently operates 35 PC based switches throughout Ontario and Quebec and will be aggressively adding VoIP capability to current POPs (points of presence) as well as expanding to all major cities across Canada over the next 24 months.

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlintel, offers Voice over IP services to the Canadian long distance market. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com - (Onlinetel's website: www.onlinetel.com)

                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.


                 330 Bay Street, Suite 602, Toronto, ON M5H 2S8
                   Phone: (416) 216-8659 Fax: (416) 216-1164
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